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                                                                    EXHIBIT 99.1


(PGS LOGO)                                                         NEWS RELEASE
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FOR DETAILS, CONTACT:                                     FOR IMMEDIATE RELEASE
SAM R. MORROW                                                  JANUARY 23, 2004
SVEIN T. KNUDSEN
Phone: +47 6752 6400
SUZANNE M. MCLEOD
Phone: +1 281-589-7935

                      PGS Updates Basis For Implementation
                    of Fresh Start Reporting Under U.S. GAAP

         JANUARY 23, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY) updates the basis upon which it will implement "fresh start" reporting under U.S. Generally Accepted Accounting
Principles ("US GAAP"). The Company, which emerged from Chapter 11 on November
5, 2003, will adopt "fresh start" reporting for financial statement purposes, effective as of November 1, 2003 in accordance with American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial
Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7").

         Under SOP 90-7, the Company is required to adjust the recorded value of its assets and liabilities to reflect their fair market value as of the emergence date. As a result of the Company emerging from Chapter 11 proceedings and adopting "fresh start" reporting, the financial position and results of operations of the reorganized Company will not be comparable to the financial position and results of operations reflected in the historical financial statements of the Company for periods prior to November 2003.

         Accordingly, the Company will value its assets and liabilities at fair market value with any excesses or shortfalls in such values, as compared to the reorganization value of the Company, being reflected as goodwill or reductions of assets, respectively. The Company is in the process of determining the fair market value of its assets and liabilities as of the date of emergence from Chapter 11, including obtaining third party appraisals. The reorganization value, currently estimated at US$ 1.5 billion, was previously disclosed in connection with the Company's Chapter 11 reorganization, and was used as a basis for its plan of reorganization. This reorganization value was determined based on, among other things, various valuation methodologies and projections developed by the Company in connection with the Chapter 11 reorganization.
However, it does not purport to constitute an appraisal or necessarily reflect the current market value of the Company as a whole or of its securities or assets, which current market value as of today might be significantly higher or lower than such estimated reorganization value.


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
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Petroleum Geo-Services ASA     Phone: +1 281-589-7935       Petroleum Geo-Services ASA        Phone:  +47 6752 6400
738 Highway 6 South            Fax:   +1 281-589-1482       PGS-House                           Fax:  +47 6753 6883
Suite 1000                                                  Strandveien 4
Houston, TX 77079, USA                                      N-1366 Lysaker, Norway





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         Once finalized, the valuations adopted by the Company for "fresh start"
reporting may result in substantial downward adjustments in the historical values of the Company's assets as compared with the values carried on the Company's historical financial statements prior to November 2003. The actual amount of any such adjustments will depend on various factors, including among other things, the finalization of all audits in process for periods occurring prior to emergence from Chapter 11 and the fair market value attributed to the assets and liabilities of the Company at the time of emergence.

         The Company's unaudited preliminary analysis indicates the following value, as of November 1, 2003, of major assets (in US$ millions):

         ASSET AMOUNT
         FPSOs and associated contracts $700 - $800
         Seismic vessels and equipment 330 - 370
         Multi-client library 400 - 450

         Furthermore, the Company's preliminary unaudited analysis values the post reorganization debt at approximately US$ 1.3 billion, a substantial reduction compared to the pre-reorganization debt of approximately US$ 2.5 billion. The residual post reorganization book equity is expected to be between US$ 325 and US$ 350.

         As previously disclosed on November 28, 2003, the Company continues to work on completing under US GAAP an audit of the Company's 2002 financial statements and a re-audit of the Company's 2001 financial statements and on addressing certain material weaknesses in its system of internal controls over financial reporting. The Company is also working on the audit of its financial statements for 2003. There can be no assurance, however, as to whether or when these audits and re-audit can be completed. In addition, as previously disclosed, if and when completed, the audit and re-audit could result in restatements of the Company's previously filed US GAAP audited financial statements and restatements or other adjustments to its 2003 US GAAP financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature. Furthermore, there can be no assurance that the audit and re-audit, although being conducted for US GAAP purposes, will not have an impact on Norwegian GAAP financial statements.

                                      ****

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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